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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                     SCHEDULE 13D

                               (Amendment No.        )*


                              LoanRates Online.com, Inc.
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                                   (Name of Issuer)


                                    Common Stock
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                           (Title of Class of Securities)


                                    53945P 10 1
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                                   (CUSIP Number)

                                Frederick T. Dykes
                             11109 Richland Valley Dr.
                             Great Falls, VA 22066-1411
                                   (703) 430-8093
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                 December 13, 1999
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               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of  4 Pages)


--------------------------------
     (1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                          SCHEDULE 13D

CUSIP No.  53945P 10 1                       Page   2   of    4   Pages
          ------------                            -----     -----
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 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Frederick T. Dykes

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF         7    SOLE VOTING POWER
SHARES                 4,246,944
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               0
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              4,246,944
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,246,944
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     36.4% (1)
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14   TYPE OF REPORTING PERSON*

     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based upon the 11,676,000 outstanding shares of Common Stock of the Issuer on December 13, 1999.


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ITEM 1. Security and Issuer.

        This statement relates to the Common Stock, par value $.001 per share ("Common Stock") issued by LoanRates Online.com, Inc., an Indiana corporation (the "Company"), whose principal executive offices are located at 11350 Random Hills Road, Suite 800, Fairfax, VA 22030

ITEM 2. Identity and Background.

        This statement is filed by Frederick T. Dykes, an individual whose address is 11109 Richland Valley Dr., Great Falls, Virginia 22066-1411.

        Mr. Dykes, 60, co-founded the Company in March 1997 and serves as the Company's Chief Executive Officer, Chairman of the Board, and Acting
Director of Engineering. Following graduation in 1962 from the US Air Force Academy with a Bachelor of Science Degree in Engineering, Mr. Dykes served six years as a US Air Force pilot of jet aircraft and helicopters. In 1968, Mr. Dykes entered the aerospace and defense industry where he served for over 30 years in increasingly responsible positions in management and business development for aerospace and defense firms such as Litton, Sperry, ManTech, and Vitro corporations. During this part of his professional career, Mr. Dykes either led or was a major contributor to business pursuits resulting in more than $450 million in contracts. From February 1994 to January 1996, Mr. Dykes served as one of three Commissioners of the Virginia Alcoholic Beverage Control (ABC) Agency, Richmond, Virginia, having been appointed to that position by then-Virginia Governor George Allen. There Mr. Dykes had profit and loss responsibility for 248 retail outlets with over $300 million in sales and over 1,000 employees. During his tenure, ABC reduced cost, increased profits, installed point-of-sale computers in all outlets, installed electronic mail at over 100 stations, and initiated a project to connect to suppliers electronically. In February 1996, Mr. Dykes returned to the private sector as a consultant. Also, in 1996, Mr. Dykes developed and marketed proprietary Business Forecast software. From March 1997 to April 1998, Mr. Dykes was Executive Director of Business Development at Mantech Corporation, Fairfax, Virginia. From April 1998 through April 1999, Mr. Dykes consulted to Mantech in business development. Since March 1997 when he co-founded LoanRates, Mr. Dykes has been instrumental in the organization, development, and promotion of the Company. BS, US Air Force Academy, 1962.

       The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        The Reporting Person is a USA citizen.

ITEM 3. Source and Amount of Funds or Other Considerations.

        The shares were issued to the Reporting Person who was the Chief Executive Officer, Chairman of the Board and Acting Director of Engineering of LoanRates Online, Inc. which was merged into the Company in December 1999 and the Company subsequently changed its name to LoanRates Online.com, Inc. As a result of entering into a Plan and Agreement of Reorganization, the Company acquired from all of the shareholders of LoanRates Online, Inc. all of the issued and outstanding shares of LoanRates Online, Inc. in return for 8,627,000 shares of the authorized but unissued shares of the Company.

ITEM 4, Purpose of Transaction.

        The purpose of the transaction in the stock is for the control of the Company. The Reporting Person may make purchases of Common Stock from time to time and may acquire or dispose of any or all of the shares of Common Stock held by him at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs
(b) through (j), of Item 4 of Schedule 13D.

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ITEM 5. Interest in Securities of the Issuer.

        As of the date hereof, the Reporting Person beneficially owns 4,246,944 shares of the Company's Common Stock, comprising approximately 36.4% of the shares outstanding. The percentage used herein is calculated based upon the 11,676,000 shares of Common Stock of the Company stated by the Company as issued and outstanding as of December 13, 1999, as stated in the Form 8K, Exhibit Number 2.0, Plan and Agreement of Reorganization, dated December 13, 1999. The Reporting Person has sole voting power and sole dispositive powers of 4,246,944 shares. The Reporting Person has not effected any other transaction in the shares of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

ITEM 7. Materials to be Filed as Exhibits.

        None.


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2000
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                          /s/ Frederick T. Dykes
                            ----------------
                            Frederick T. Dykes